Exhibit 99.1
Preliminary results for the third quarter of 2008
SAP AG announced today preliminary financial results for the third quarter of 2008. U.S. GAAP software and software-related service revenues were €1.99 billion (2007: €1.74 billion), representing an increase of 15% compared to the third quarter of 2007. Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €41 million, for the third quarter of 2008 were €2.04 billion (2007: €1.74 billion). This represents an increase of 17% (22% at constant currencies) compared to the third quarter of 2007.
Third quarter 2008 U.S. GAAP software revenues were €763 million (2007: €714 million), representing an increase of 7% (11% at constant currencies) compared to the third quarter of 2007.
The U.S. GAAP operating margin for the third quarter of 2008 was 22.2% (2007: 25.1%). The third quarter Non-GAAP operating margin was 26.1% (2007: 25.8%), or 26.3% at constant currencies. Both the U.S. GAAP and the Non-GAAP operating margins were impacted by one-time expenses associated with the integration of Business Objects (which are not acquisition-related charges) of approximately €14 million.
In its previous outlook provided on July 29, 2008, the Company had expected full-year 2008 Non-GAAP software and software-related service revenues to increase at the upper end of the range of 24% - 27% at constant currencies and full-year 2008 Non-GAAP operating margin to be at the upper end of the range of 28.5% — 29.0% at constant currencies.
In light of the uncertainties surrounding the current economic and business environment, the Company decided to no longer provide a specific outlook for Non-GAAP software and software-related service revenues for the full-year 2008. However, with recent cost savings initiatives in place, the Company expects the full-year 2008 Non-GAAP operating margin, which excludes a non-recurring deferred support revenue write-down of €180 million from the acquisition of Business Objects and acquisition-related charges, to be around 28% at constant currencies if the Company can increase Non-GAAP software and software-related service revenues, excluding a non-recurring deferred support revenue write-down from the acquisition of Business Objects, in a range between 20% — 22% at constant currencies for the full year 2008.
The Company continues to project an effective tax rate of 31.0% — 31.5% (based on U.S. GAAP income from continuing operations) for 2008.
Additional infomation:
Operating cash flow from continuing operations for the first nine months of 2008 was €1.97 billion (2007: €1.34 billion). Free cash flow for the first nine months of 2008 was €1.73 billion (2007: €1.05 billion), which was 21% of total revenues (2007: 15%). At September 30, 2008, the Company had total group liquidity of €1.6 billion (December 31, 2007: €2.8 billion), which includes cash and cash equivalents, restricted cash and short term investments.

Webcast/Supplementary Financial Information
SAP senior management will host a conference call on Tuesday, October 28th at 3:00 pm (CET) / 2:00 pm (GMT) / 10:00 am (EDT) / 7:00 am (PDT). The conference call will be Webcast live on the Company’s Web site at <http://www.sap.com/investor> and will be available for replay. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 76,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
(*) SAP defines business software as comprising enterprise resource planning and related applications.
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright (C) 2008 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Christoph Liedtke, +49 6227) 7-50383, christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416, guenter.gaugler@sap.com, CET
Andy Kendzie +1 (202) 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
Use of Non-GAAP Measures
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP operating income, non-GAAP operating margin, free cash flow, a constant currency revenue and operating income measures as well as U.S. dollar based revenue numbers, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP
Non-GAAP Revenues, Non-GAAP Operating Income and Non-GAAP Operating Margin
We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business — in addition to financial data prepared in accordance with U.S. GAAP. Beginning in 2008 we use both non-GAAP revenues and non-GAAP operating income / non-GAAP operating margin as defined below consistently in our planning, forecasting, reporting, compensation and external communication.
Non-GAAP revenue: Revenues in this document identified as “non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.

Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance because the support contracts are typically one-year contracts and renewals of these contracts are expected to result in revenues that are not impacted by the business combination-related fair value accounting.
We believe that our non-GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Non-GAAP operating income / Non-GAAP operating margin: Operating income and operating margin in this document identified as “non-GAAP operating income” or “non-GAAP operating margin” have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP by including the full amount of Business Objects support revenues to be included in non-GAAP revenue, and by excluding acquisition-related charges. Acquisition related charges in this context comprise:
•	Amortization expense of intangibles acquired in business combination and standalone acquisitions of intellectual property

•	Expense from purchased in-process research and development

•	Restructuring expenses as far as incurred in connection with a business combinations and accounted for under SFAS 146 in SAP’s U.S. GAAP consolidated financial statements
Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component, relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore acquisition-related charges may include one-time charges that are not reflective of our ongoing operating performance.
We believe that our non-GAAP financial measures described above have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP operating income / non-GAAP operating margin numbers and U.S. GAAP operating income and margin numbers. We caution the readers of this document to follow a similar approach by considering our non-GAAP operating income / non-GAAP operating margin numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Constant Currency Period-over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.